Exhibit 99.1

Baidu Announces First Quarter 2019 Results

BEIJING, China, May 16, 2019 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the first quarter ended March 31, 20191.

“Baidu’s mobile foundation continues to strengthen with search-powered AI, and our new AI businesses are making strong progress. In March, Baidu’s mobile reach expanded to 1.1 billion monthly active devices, while DuerOS voice assistant installed base reached 275 million devices and generated 2.37 billion monthly voice queries. We are leveraging Baidu AI to provide enterprise solutions to businesses and local governments, which significantly expands our total addressable market,” said Robin Li, Chairman and CEO of Baidu. “Looking ahead, we are quite excited about the opportunities to significantly improve content and service discovery through in-app search and increase customer ROI with our entrance into CRM, to deepen our offering to our marketing customers.”

“Baidu Q1 results were solid, with revenues reaching RMB 24.1 billion, up 15% year over year, or 21% year over year, excluding revenue from divested business, and margins were dampened by our successful CCTV New Year Eve Gala marketing campaign, which accelerated the traffic of Baidu family of apps and highlighted better in-app search user experience.” said Herman Yu, CFO of Baidu. “Despite government policies to improve the market condition for SMEs, we anticipate online marketing in the near term to face a challenging environment. We will take this opportunity to improve our monetization capabilities and review our businesses for operational efficiency, while recognizing the importance to invest for sustainable long-term growth.”

First Quarter 2019 Financial Highlights

	Consolidated
	For the three-month ended March 31,
(in millions, except for per ADS information, unaudited)	2018	2019	YOY	YOY[2]	2019
	RMB	RMB			USD
Total revenues	20,907	24,123	15%	21%	3,594
Operating income (loss)	4,568	(936)	(120%)		(139)
Operating margin	22%	(4%)			(4%)
Non-GAAP operating income[3]	5,371	401	(93%)		60
Non-GAAP operating margin	26%	2%			2%

[1]

Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.7112 to US$1.00, the effective noon buying rate as of March 29, 2019, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Translations are provided for the convenience of the reader.

[2]	Excluding revenues from divested businesses Global DU and Du Xiaoman (financial services), which were approximately RMB1.1 billion for the three months ended March 31, 2018.
[3]

See the section titled “Non-GAAP Financial Measures”, “Selected Information” and “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this announcements.

Net income (loss) attributable to Baidu	6,694	(327)	(105%)	(49)
Net margin	32%	(1%)		(1%)
Non-GAAP net income attributable to Baidu	4,817	967	(80%)	144
Non-GAAP net margin	23%	4%		4%
Diluted earnings (loss) per ADS	18.68	(0.98)	(105%)	(0.15)
Non-GAAP diluted earnings per ADS	13.69	2.77	(80%)	0.41

Management Change

Hailong Xiang, senior vice president of the search business, has tendered his resignation, and the Company has accepted Hailong’s resignation and thanks him for fourteen years of service at Baidu.

The Company has promoted Dou Shen to senior vice president, overseeing Baidu’s mobile business, previously known as the search business. Previously, Dou served as vice president of Baidu’s mobile products, overseeing the development of Baidu App, Haokan short video app and Baidu smart mini program. Dou has served in various other roles at Baidu since joining in 2012, including web search, display advertising and the financial services group. Prior to Baidu, Dou worked in the adCenter group at Microsoft and sold Buzzlabs, a social media monitoring and analysis platform company that he co-founded, to IAC-owned CityGrid Media. Dou received a bachelor’s degree in engineering from North China Electric Power University, a master’s degree in engineering from Tsinghua University, and a Ph.D. in computer science from the Hong Kong University of Science and Technology.

Other Highlights

Corporate

•	The Company’s board of directors has authorized a new share repurchase program, under which the Company may repurchase up to US$1 billion of its shares, effective until July 1, 2020.

•	Baidu ranked 8th place on BrandZ’s 2019 Top 100 Most Valuable Chinese Brands Chart and has been ranked in the Top 10 Most Valuable Chinese Brands for nine consecutive years.

•

The Company released its biannual Corporate Social Responsibility Report in April 2019, which summarizes Baidu’s efforts in environment, social responsibility and corporate governance. The report can be downloaded from http://csr.baidu.com/download.html.

Search and Feed

•	Baidu App daily active users (“DAUs”) in March 2019 reached 174 million, growing 28% year over year.

•	Haokan DAUs in March 2019 reached 22 million, growing 768% year over year and 16% sequentially.

•

Baidu continues to expand its content ecosystem to provide users with native-app like experience for search and feed: 1) Baijiahao (“BJH accounts”), Baidu feed’s content network, grew to 2.1 million publisher accounts in March 2019, and 2) Baidu Smart Mini Program, launched in July 2018, saw its monthly active users (“MAUs”) in March 2019 reach 181 million, growing 23% sequentially.

•

Baidu connected 1.5 million out-of-home digital screens in 362 cities across 31 provinces to its ad partner network in March 2019, leveraging its technology and online advertising expertise to equip brands with broader reach and more options to deliver omni-marketing campaigns.

DuerOS

•	DuerOS voice assistant installed base reached 275 million, increasing 279% year over year, and monthly voice queries on DuerOS reached 2.37 billion, increasing 817% year over year in March 2019.

•

DuerOS skills store continues to push the boundary on improving user experience with over 1,100 skills in wide-ranging genres, including iQIYI, (long-form video), Huya (live video), Haokan (short video), Digital Pets (gaming), 51Talk (online education) and Tencent News Audio Edition (news).

•

Recently released first-party DuerOS smart devices include: 1) Xiaodu Smart Display 1S (MSRP US$49); 2) Xiaodu TV Sound Bar (MSRP US$119), which doubles as a home theater system and high definition OTT TV box; and 3) Xiaodu Smart Speaker 1S (MSRP US$22), which comes equipped with DuerOS-powered universal remote control, capable of connecting to household appliances, including air conditioners, televisions and OTT TV boxes from Samsung, Panasonic and Haier.

•	Chery Automobile EXEED sedans were released in April 2019, equipped with DuerOS for Apollo in-vehicle infotainment system. DuerOS for Apollo has received very positive initial user feedback.

•

Over 190 Baidu Smart Mini Programs and DuerOS skills are now available in the skills store of DuerOS for Apollo, including iQIYI (online video), E Designated Driving (driving services) and GeekPark (technology news). Leveraging Baidu Cloud, Baidu aims to enable app developers to provide their services on mobile, smart devices and automobile infotainment systems.

Apollo

•	In March 2019, Baidu began testing China’s first robotaxi fleet powered by Apollo in Changsha, the capital of Hunan province, to help improve traffic congestion, air pollution and road safety.

•	Apollo Open Platform, embraced by a developer community of 15,000, has been adopted for many innovative auto pilot scenarios, including street cleaning, goods delivery and shuttle services.

•

According to the inaugural Beijing Autonomous Vehicles Road Test Report for 2018 issued by the Beijing Municipal Commission of Transport, Apollo amassed over 10 times the test miles of the next industry player in China.

Cloud & Others

•	Baidu Cloud held its ABC Internet Summit in April 2019, introducing a library of AI toolkits for Baidu Cloud to empower content producers to better create, edit and analyze video content.

•

According to the 2H18 IDC China Public Cloud Report, Baidu Cloud, for the first time, entered the top 5 ranking for public cloud service providers in IaaS (Infrastructure as a Service) and PaaS (Platform as a Service) in China.

•

According to the WIPO Artificial Intelligence Report for 2019 issued by the World Intellectual Property Organization, Baidu leads among companies globally in patent applications for deep learning sub-category of machine learning and is the only Chinese Internet company listed among the top 30 AI patent applicants worldwide.

•

Baidu IME (mobile keyboard) released an AI version in January 2019, which allows for mixed voice input in Mandarin with English and other Chinese dialects, real-time translation and augmented reality emoticons, demonstrating Baidu AI capabilities in voice, image and facial recognition. Over 60% of Baidu IME AI version users have opted for voice input.

•	The number of users (devices) that have used the voice assistant feature in Baidu Maps has surpassed 200 million in March 2019, over tripling over the prior year.

iQIYI

•	iQIYI subscribers reached 96.8 million in March 2019, adding 9.4 million members during the quarter, further strengthening its foundation to offer blockbuster original entertainment content.

•

In March 2019, iQIYI completed the offering of US$1.2 billion of 2.00% convertible senior notes due 2025, the proceeds from which, net of capped call fees, will be used to expand and enhance iQIYI’s content offerings and strengthen its technologies, as well as for working capital and other general corporate purposes.

First Quarter 2019 Results

Total revenues reached RMB 24.1 billion ($3.59 billion), increasing 15% year over year, or 21% year over year excluding the impact of announced divestures4. Online marketing revenues were RMB17.7 billion ($2.63 billion), increasing 3% year over year, which was mainly due to strength in education, retail, and business services, while healthcare, online games services, and financial services sectors were less vibrant. Other revenues were RMB 6.5 billion ($963 million), increasing 73% year over year, which was mainly due to the robust growth in iQIYI membership services, cloud and other businesses.

[4]	In 2018, Global DU businesses and Du Xiaoman (financial services) were divested, which together generated approximately RMB 1.1 billion in revenues in Q1 2018.

Revenue from Baidu Core reached RMB 17.5 billion ($2.60 billion), increasing 8% year over year, or 16% year over year excluding the impact of announced divestures, while revenue from iQIYI reached RMB 7.0 billion ($1.04 billion), increasing 43% year over year.

Content costs were RMB 6.2 billion ($917 million), increasing 47% year over year, mainly due to increased investments in iQIYI content and, to a lesser extent, in content for BJH accounts, Baidu feeds’ content network.

Traffic acquisition cost was RMB 3.2 billion ($474 million), increasing 41% year over year, as a result of higher TAC costs and revenues derived from online TV and offline digitalized screens.

Bandwidth costs were RMB 2.0 billion ($304 million), increasing 39% year over year, mainly due to increasing demand from feed, video and cloud.

Other cost of revenues, which includes depreciation, operational costs and share-based compensation, was RMB 3.5 billion ($515 million), increasing 75% year over year, mainly due to higher depreciation expense and the growth in sales of first-party smart devices.

Selling, general and administrative expenses were RMB 6.1 billion ($902 million), increasing 93% year over year, primarily due to increased investment in channel and promotional marketing, including the marketing campaign around the Chinese New Year, as well as an increase in personnel related expenses.

Research and development expenses were RMB 4.2 billion ($621 million), increasing 26% year over year, primarily due to an increase in personnel related expenses.

Operating loss was RMB 936 million ($139 million), compared to operating income of RMB 4.6 billion in Q1 2018. Operating income of Baidu Core was RMB 1.1 billion ($163 million), decreasing 81% year over year. Non-GAAP operating income was RMB 401 million ($60 million), decreasing 93% year over year. Non-GAAP operating income of Baidu Core was RMB 2.1 billion ($314 million), decreasing 67% year over year.

Total other income was RMB 900 million ($134 million), decreasing 57% year over year, mainly due to increased loss from equity method investments.

Income tax expense was RMB 294 million ($44 million), compared to RMB 1.1 billion in Q1 2018. Low income tax expense in the quarter was mainly due to lower pre-tax income generated by Baidu Core.

Net loss attributable to Baidu was RMB 327 million ($49 million), compared to net income attributable to Baidu of RMB 6.7 billion in Q1 2018. Diluted loss per ADS amounted to RMB 1 ($0.15). Net income attributable to Baidu Core was RMB 703 million ($105 million), decreasing 90% year over year. Non-GAAP net income attributable to Baidu was RMB 967 million ($144 million), decreasing 80% year over year. Non-GAAP diluted earnings per ADS amounted to RMB 3 ($0.41). Non-GAAP net income attributable to Baidu Core was RMB 1.8 billion ($272 million), decreasing 66% year over year.

Adjusted EBITDA was RMB 1.8 billion ($263 million) and adjusted EBITDA margin was 7%. Adjusted EBITDA to Baidu Core was RMB 3.4 billion ($502 million) and adjusted EBITDA margin to Baidu Core was 19%.

As of March 31, 2019, cash, cash equivalents, restricted cash and short-term investments were RMB 143.6 billion ($21.40 billion). Excluding iQIYI, cash, cash equivalents, restricted cash and short-term investments were RMB 125.7 billion ($18.73 billion), as of March 31, 2019. Free cash flow was negative RMB 1.3 billion ($195 million). Excluding iQIYI, free cash flow was negative RMB 1.5 billion ($226 million).

Financial Guidance

For the second quarter of 2019, Baidu expects revenues to be between RMB 25.1 billion ($3.74 billion) and RMB 26.6 billion ($3.96 billion), representing -3% to 2% increase year over year, or 1% to 6% increase year over year, excluding revenues from announced divestures. Previously announced divestures, which were consummated in 2018, generated approximately RMB 1.0 billion revenue in Q2 2018. This forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

Baidu’s management will hold an earnings conference call at 9:15 PM on May 16, 2019, U.S. Eastern Time (9:15 AM on May 17, 2019, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771

Passcode for all regions:	1374737

A replay of the conference call may be accessed by phone at the following number until May 24, 2019:

International:	+61 2 8199 0299

Passcode:	1374737

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make a complex world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU.” Currently, ten ADSs represent one Class A ordinary share.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the second quarter of 2019, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses and amortization of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization of intangible assets not on the investees’ books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu, adjusted for accretion for the redeemable noncontrolling interests. Adjusted EBITDA represents operating income excluding depreciation, amortization of intangible assets resulting from business combinations, and share-based compensation expenses. Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions except for share information)
	December 31,	March 31,	March 31,
	2018	2019	2019
	RMB	RMB	USD
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	27,638	32,390	4,826
Restricted cash	2,189	2,177	324
Short-term investments	111,626	109,062	16,251
Accounts receivable, net	6,015	5,875	875
Amounts due from related parties	785	1,333	199
Other assets, current	6,841	7,015	1,045

Total current assets	155,094	157,852	23,520

Non-current assets:
Fixed assets, net	17,903	19,652	2,928
Intangible assets, net	9,181	8,898	1,326
Goodwill	18,536	19,096	2,845
Long-term investments, net	80,454	80,685	12,022
Amounts due from related parties	4,297	4,350	648
Deferred tax assets, net	2,324	2,293	342
Other assets, non-current	9,777	16,130	2,404

Total non-current assets	142,472	151,104	22,515

Total assets	297,566	308,956	46,035

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	3,046	3,586	534
Accounts payable and accrued liabilities	35,381	33,848	5,044
Customer advances and deposits	7,338	7,059	1,052
Deferred revenue	1,883	1,774	264
Deferred income	523	511	76
Long-term loans, current portion	84	79	12
Notes payable, current portion	6,871	6,708	1,000
Amounts due to related parties	1,727	1,663	248
Other current liabilities	—	2,016	300

Total current liabilities	56,853	57,244	8,530

Non-current liabilities:
Deferred income	54	31	5
Deferred revenue	1,309	1,156	172
Amounts due to related parties	4,360	4,396	655
Long-term loans	7,456	7,304	1,088
Notes payable	42,735	41,707	6,215
Convertible senior notes	4,712	11,553	1,721
Deferred tax liabilities	4,099	4,155	619
Other non-current liabilities	236	4,070	606

Total non-current liabilities	64,961	74,372	11,081

Total liabilities	121,814	131,616	19,611

Redeemable noncontrolling interests	716	922	137
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,733,692 shares and 27,800,277 shares issued and outstanding as at December 31, 2018 and March 31, 2019	—	—	—
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,201,254 shares and 7,201,254 shares issued and outstanding as at December 31, 2018 and March 31, 2019	—	—	—
Additional paid-in capital	33,441	34,740	5,176
Retained earnings	129,246	128,903	19,207
Accumulated other comprehensive income	210	185	28

Total Baidu shareholders’ equity	162,897	163,828	24,411

Noncontrolling interests	12,139	12,590	1,876

Total equity	175,036	176,418	26,287

Total liabilities, redeemable noncontrolling interests, and equity	297,566	308,956	46,035

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Baidu, Inc.

Condensed Consolidated Statements of Income

(In millions except for share, per share (or ADS) information)	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2018	2018	2019	2019
	RMB	RMB	RMB	USD(2)
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	17,169	21,197	17,657	2,631
Others	3,738	5,998	6,466	963

Total revenues	20,907	27,195	24,123	3,594

Operating costs and expenses:
Content costs	4,194	7,344	6,157	917
Traffic acquisition costs	2,256	3,375	3,183	474
Bandwidth costs	1,472	1,775	2,040	304
Others	1,981	3,117	3,459	515

Cost of revenues(1)	9,903	15,611	14,839	2,210
Selling, general and administrative(1)	3,142	5,943	6,054	902
Research and development(1)	3,294	4,529	4,166	621

Total operating costs and expenses	16,339	26,083	25,059	3,733

Operating income (loss)	4,568	1,112	(936)	(139)

Other income:
Interest income	821	1,490	1,072	160
Interest expense	(352)	(574)	(693)	(103)
Foreign exchange loss, net	(48)	(50)	(313)	(47)
Loss from equity method investments	(177)	(390)	(860)	(128)
Other income (loss), net	1,856	(536)	1,694	252

Total other income (loss)	2,100	(60)	900	134

Income (loss) before income taxes	6,668	1,052	(36)	(5)
Income taxes	1,120	484	294	44

Net income (loss)	5,548	568	(330)	(49)

Less: net income (loss) attributable to noncontrolling interests	(1,146)	(1,513)	(3)	—

Net income (loss) attributable to Baidu	6,694	2,081	(327)	(49)

Earnings (loss) per ADS (1 Class A ordinary share equals 10 ADSs):
-Basic	18.86	5.96	(0.98)	(0.15)
-Diluted	18.68	5.93	(0.98)	(0.15)
Earnings (loss) per share for Class A and Class B ordinary shares:
-Basic	188.60	59.55	(9.81)	(1.46)
-Diluted	186.76	59.32	(9.81)	(1.46)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,838,392	34,909,960	34,966,643	34,966,643
Diluted	35,180,950	35,044,338	34,966,643	34,966,643

(1) Includes share-based compensation expenses as follows:
Cost of revenues	35	71	66	10
Selling, general and administrative	291	587	516	77
Research and development	452	884	626	93

Total share-based compensation expenses	778	1,542	1,208	180

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the effective noon buying rate as of March 29, 2019, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

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Baidu, Inc.

Selected Information

(In millions except for per ADS information, unaudited)
	Three Months Ended March 31, 2018 (RMB)				Three Months Ended December 31, 2018 (RMB)					Three Months Ended March 31, 2019 (RMB)					Three Months Ended March 31, 2019 (USD)
	Baidu Core	iQIYI	Elim & adj(3)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(3)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(3)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(3)		Baidu, Inc.
Total revenues	16,127	4,877	(97)	20,907	20,520	7,028	(353)		27,195	17,450	6,990	(317)		24,123	2,600	1,042	(48)		3,594
YOY										8%	43%			15%
YOY excluding revenue from divested businesses(1)										16%				21%

Operating costs and expenses:
Cost of revenues (2)	5,131	4,848	(76)	9,903	7,374	8,524	(287)		15,611	7,849	7,277	(287)		14,839	1,169	1,085	(44)		2,210
Selling, general and administrative (2)	2,464	704	(26)	3,142	4,790	1,221	(68)		5,943	4,940	1,141	(27)		6,054	736	170	(4)		902
Research and development (2)	2,908	387	(1)	3,294	3,923	608	(2)		4,529	3,570	598	(2)		4,166	532	89	—		621

Total operating costs and expenses	10,503	5,939	(103)	16,339	16,087	10,353	(357)		26,083	16,359	9,016	(316)		25,059	2,437	1,344	(48)		3,733

YOY
Cost of revenues										53%	50%			50%
Selling, general and administrative										100%	62%			93%
Research and development										23%	55%			26%
Total operating costs and expenses										56%	52%			53%

Operating income (loss)	5,624	(1,062)	6	4,568	4,433	(3,325)	4		1,112	1,091	(2,026)	(1)		(936)	163	(302)	—		(139)
Operating margin	35%	(22%)		22%	22%	(47%)			4%	6%	(29%)			(4%)	6%	(29%)			(4%)
YoY										(81%)	91%			(120%)

Total other income (loss)	1,434	666	—	2,100	(30)	(35)	5		(60)	689	211	—		900	102	32	—		134
Less: income taxes	1,119	1	—	1,120	405	79	—		484	287	7	—		294	43	1	—		44
Less: net income (loss) attributable to NCI	(1,149)	(1)	4	(1,146)	(52)	38	(1,499	) (4)	(1,513)	790	(8)	(785	) (4)	(3)	117	(1)	(116	) (4)	—

Net income attributable to Baidu	7,088	(396)	2	6,694	4,050	(3,477)	1,508		2,081	703	(1,814)	784		(327)	105	(270)	116		(49)

Net margin	44%	(8%)		32%	20%	(49%)			8%	4%	(26%)			(1%)	4%	(26%)			(1%)
YoY										(90%)	358%			(105%)

Diluted earnings (loss) per ADS				18.68					5.93					(0.98)					(0.15)

Other Key Metrics:
Non-GAAP operating income (loss)	6,370	(1,005)		5,371	5,788	(3,045)			2,747	2,110	(1,708)			401	314	(254)			60
Non-GAAP operating margin	39%	(21%)		26%	28%	(43%)			10%	12%	(24%)			2%	12%	(24%)			2%
YoY										(67%)	70%			(93%)

Non-GAAP net income (loss) to Baidu	5,315	(500)		4,817	6,513	(3,196)			4,703	1,824	(1,508)			967	272	(225)			144
Non-GAAP net margin	33%	(10%)		23%	32%	(45%)			17%	10%	(22%)			4%	10%	(22%)			4%
YoY										(66%)	202%			(80%)

Adjusted EBITDA	7,061	(941)		6,126	6,870	(2,952)			3,922	3,372	(1,601)			1,770	502	(239)			263
Adjusted EBITDA margin	44%	(19%)		29%	33%	(42%)			14%	19%	(23%)			7%	19%	(23%)			7%

Non-GAAP diluted earnings per ADS				13.69					13.42					2.77					0.41

(1) Excluding revenues from divested businesses Global DU and Du Xiaoman (financial services), which were approximately RMB1.1 billion for the three months ended March 31, 2018.
(2) Includes share-based compensation as follows:
Cost of revenues	25	10		35	43	28			71	30	36			66	5	5			10
Selling, general and administrative	266	25		291	435	152			587	338	178			516	50	27			77
Research and development	440	12		452	843	41			884	584	42			626	87	6			93

Total share-based compensation	731	47		778	1,321	221			1,542	952	256			1,208	142	38			180
(3) Relates to intersegment eliminations and adjustments
(4) Relates to the net loss attributable to iQIYI noncontrolling interests

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Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for ADS and per ADS information, unaudited)
	Three Months Ended			Three Months Ended			Three Months Ended			Three Months Ended
	March 31, 2018 (RMB)			December 31, 2018 (RMB)			March 31, 2019 (RMB)			March 31, 2019 (USD)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	5,624	(1,062)	4,568	4,433	(3,325)	1,112	1,091	(2,026)	(936)	163	(302)	(139)
Add: Share-based compensation expenses	731	47	778	1,321	221	1,542	952	256	1,208	142	38	180
Add: Amortization of intangible assets(1)	15	10	25	34	59	93	67	62	129	9	10	19

Non-GAAP operating income (loss)	6,370	(1,005)	5,371	5,788	(3,045)	2,747	2,110	(1,708)	401	314	(254)	60
Add: Depreciation of fixed assets	691	64	755	1,082	93	1,175	1,262	107	1,369	188	15	203

Adjusted EBITDA	7,061	(941)	6,126	6,870	(2,952)	3,922	3,372	(1,601)	1,770	502	(239)	263

Net income (loss) attributable to	7,088	(396)	6,694	4,050	(3,477)	2,081	703	(1,814)	(327)	105	(270)	(49)
Add: Share-based compensation expenses	731	47	778	1,319	221	1,444	947	256	1,092	141	38	162
Add: Amortization of intangible assets(1), net of tax	11	8	19	19	47	46	27	49	54	4	7	8
Add: Disposal loss (gain), net of tax	489	—	489	282	—	282	(31)	1	(30)	(5)	—	(4)
Add: Impairment of long-term investments, net of tax	83	—	83	185	—	185	279	—	279	42	—	42
Add: Fair value change of long-term investments, net of tax	(3,353)	(159)	(3,512)	16	13	23	(1,058)	—	(1,058)	(158)	—	(158)
Add: Reconciling items on equity method investments, net of tax(2)	266	—	266	642	—	642	957	—	957	143	—	143

Non-GAAP net income (loss) attributable to	5,315	(500)	4,817	6,513	(3,196)	4,703	1,824	(1,508)	967	272	(225)	144

Diluted earnings (loss) per ADS			18.68			5.93			(0.98)			(0.15)
Add: Accretion of the redeemable noncontrolling interests			0.35			0.01			0.05			0.01
Add: Non-GAAP adjustments to earnings per ADS			(5.34)			7.48			3.70			0.55

Non-GAAP diluted earnings per ADS			13.69			13.42			2.77			0.41

Net cash provided by operating activities	7,340	1,207	8,547	8,409	528	8,937	1,282	379	1,661	191	56	247
Less: Capital expenditures	(1,895)	(75)	(1,970)	(2,900)	(178)	(3,078)	(2,801)	(172)	(2,973)	(417)	(25)	(442)

Free cash flow	5,445	1,132	6,577	5,509	350	5,859	(1,519)	207	(1,312)	(226)	31	(195)

(1) This represents amortization of intangible assets resulting from business combinations.

(2)   This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects.

(3)   Non-GAAP measures are adjusted retroactively to exclude: 1) amortization of intangible assets resulting from business combinations ; and 2) share-based compensation and amortization of intangible assets not on the investees’ books, resulting from equity method pick up; and 3) fair value change of the investees’ long-term investments, net of tax, as follows:

Non-GAAP operating income, previously reported	6,355	(1,015)	5,346	5,754	(3,104)	2,654	2,043	(1,770)	272	305	(264)	41
Add: Amortization of intangible assets(1)	15	10	25	34	59	93	67	62	129	9	10	19

Non-GAAP operating income, revised	6,370	(1,005)	5,371	5,788	(3,045)	2,747	2,110	(1,708)	401	314	(254)	60

Non-GAAP net income attributable to Baidu, previously reported	5,091	(508)	4,585	6,458	(3,243)	4,621	1,524	(1,557)	640	227	(232)	95
Add: Adjustments relating to equity-method investments, net of tax	213	—	213	36	—	36	273	—	273	41	—	41
Add: Amortization of intangible assets(1), net of tax	11	8	19	19	47	46	27	49	54	4	7	8

Non-GAAP net income attributable to Baidu, revised	5,315	(500)	4,817	6,513	(3,196)	4,703	1,824	(1,508)	967	272	(225)	144

Adjusted EBITDA, previously reported	7,072	(939)	6,139	6,887	(2,877)	3,970	3,387	(1,526)	1,820	505	(227)	271
Less: Adjustments to amortization of intangible assets	(11)	(2)	(13)	(17)	(75)	(48)	(15)	(75)	(50)	(3)	(12)	(8)

Adjusted EBITDA, revised	7,061	(941)	6,126	6,870	(2,952)	3,922	3,372	(1,601)	1,770	502	(239)	263

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